Filed by MuleSoft, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communications are being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

The following email was distributed to MuleSoft employees on April 10, 2018.

Hi Muleys,

We’ve been compiling your questions and have added new information to the Employee Stock FAQ.

This version contains more insight into participating in the exchange offer, option exercise and expected trading window dates, what will happen with your Schwab account at closing, and the formula for calulating the conversion ratio. Each section with new info is marked accordingly in the contents section at the top of the document.

Please read through the updated FAQ carefully. If you still have questions following a careful review of the material provided, send an email to stock@mulesoft.com. Emails will be answered within 2-business days of receipt.

As a reminder, the stock team is not monitoring slack channels. Please email your questions to us.

Thanks!

MuleSoft Stock Team

Additional Information and Where to Find It

In connection with the proposed acquisition, salesforce.com, inc. (“salesforce”) commenced an exchange offer for the outstanding shares of MuleSoft, Inc. (“MuleSoft”) on April 2, 2018. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of MuleSoft, nor is it a substitute for any offer materials that salesforce and MuleSoft filed with the Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. Salesforce filed exchange offer materials on Schedule TO with the SEC, and MuleSoft filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. In addition, salesforce filed a registration statement on Form S-4 related to the transaction with the SEC in connection with the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MuleSoft STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MuleSoft SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents are available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce are available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by MuleSoft are available free of charge under the SEC filings heading of the Investors section of MuleSoft’s website at https://investors.mulesoft.com/.

Forward-Looking Statements

This communication contains forward-looking information related to MuleSoft, Inc. (“MuleSoft”) and the acquisition of MuleSoft by salesforce.com, inc. (“salesforce”) that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, MuleSoft’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of MuleSoft, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of MuleSoft to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; MuleSoft’s ability to successfully integrate MuleSoft’s operations; MuleSoft’s ability to implement its plan, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; MuleSoft’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of MuleSoft’s common stock or on MuleSoft’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which MuleSoft participates; MuleSoft’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; MuleSoft’s ability to protect its intellectual property rights and develop its brand; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to MuleSoft can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings MuleSoft makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of MuleSoft’s website at https://investors.mulesoft.com/.

The forward-looking statements included in this communication are made only as of the date hereof. MuleSoft assumes no obligation and does not intend to update these forward-looking statements, except as required by law.